13015120

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48416

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Philadelphia Financial Distribution Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1650 Market Street, 54th Floor
(No. and Street)

Philadelphia	PA	19103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd R. Miller 484-530-4837
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1601 Market Street	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Todd R. Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Philadelphia Financial Distribution Company, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Donna M. Brown, Notary Public
City of Philadelphia, Philadelphia County
My Commission Expires Oct. 24, 2013
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Todd R. Miller
Signature

Vice President, Controller, Chief Financial Officer and Treasurer
Title

Donna M. Brown
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- n/a ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- n/a ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- n/a ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- n/a ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- n/a ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- n/a ☐ (m) A copy of the SIPC Supplemental Report.
- n/a ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

One Liberty Place
1650 Market Street, 54th Floor
Philadelphia, PA 19103
484 530 4800
philadelphiafinancial.com

PHILADELPHIA
FINANCIAL
DISTRIBUTION COMPANY

SEC
Mail Processing
Section
FEB 2 6 2013
Washington DC
402

February 20, 2013

Electronic Filing

FINRA

Re: Philadelphia Financial Distribution Company (the "Company") CRD #: 38383
Electronic Storage Media

Dear Staff:

This serves as a follow up to earlier notices to FINRA and the Securities Exchange Commission ("SEC") relating to notification requirements with respect to electronic storage media under Rule 17a-4 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Notification

In accordance with SEC Rule 17a-4(f), the Company hereby provides notice of the use of electronic storage media by third party provider, LiveOffice, a part of Symantec ("Symantec"). LiveOffice was formerly part of Venyu and is now part of Symantec. The Company had used Venyu for electronic storage media since 2004.

Representations

The Company hereby represents that, to the best of its knowledge and belief, the electronic storage media system provided by Symantec meets the following conditions:

Preserves the records exclusively in a non-rewriteable, non-erasable format;

Verifies automatically the quality and accuracy of the storage media recording process;

Serializes the original, and, if applicable, duplicate units of storage media, and time-date for the required period of retention the information placed on such electronic media; and

Has the capacity to readily download indexes and records preserved on the electronic storage media to any medium acceptable under SEC Rule 17a-4(f) as required by the Securities and Exchange Commission or the self-regulatory organizations of which the Company is a member.

I am enclosing a letter from Symantec in which Symantec represents that it will comply with the undertakings in SEC Rule 17a-4(f)(3)(vii).

KPMG

PHILADELPHIA FINANCIAL DISTRIBUTION COMPANY

Financial Statements

December 31, 2012

(With Independent Registered Public Accounting Firm Report Thereon)

Please feel free to contact me at (484) 530-4815 or soberlies@philadelphiafinancial.com if you have any questions regarding the matters addressed herein.

Sincerely,

Susan M. Oberlies
President

cc w/ enclosures:

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

U.S. Securities and Exchange Commission
The Mellon Independence Center
701 Market Street
Philadelphia, PA 19106-1532

Now a part of Symantec
LiveOffice
Your Archiving **Experts**

2780 Skypark Dr., Ste. 300 Torrance, CA 90505

Securities Exchange Commission
Market Requirements Department
100 F Street, N. E.
Washington, DC 20549

February 20, 2013

The undersigned hereby undertakes to furnish promptly to the U.S. Securities and Exchange Commission ("Commission"), its designees or representatives, any self-regulatory organization of which it is a member, or to any State securities regulator having jurisdiction over the member, Philadelphia Financial Distribution Company, upon reasonable request, such information as is deemed necessary by the Commission's or designee's staff, any self-regulatory organization of which it is a member, or to any State securities regulator having jurisdiction over the member, Philadelphia Financial Distribution Company, to download information kept for Philadelphia Financial Distribution Company or on our electronic storage media to any medium acceptable under Rule 17a-4.

Furthermore, the undersigned hereby undertakes to take reasonable steps to provide access to information of Philadelphia Financial Distribution Company contained on our electronic storage media, including, as appropriate, arrangements for the downloading of any record required to be maintained and preserved by Philadelphia Financial Distribution Company pursuant to Rules 17a-3 and 17a-4 under the Securities Exchange Act of 1934 in a format acceptable to the Commission's staff or its designee, any self-regulatory organization of which it is a member, or to any State securities regulator having jurisdiction over the member, Philadelphia Financial Distribution Company. Such arrangements will provide specifically that in the event of a failure on the part of Philadelphia Financial Distribution Company to download the record into a readable format and after reasonable notice to Philadelphia Financial Distribution Company, upon being provided with the appropriate electronic storage media, the undersigned will undertake to do so, as the Commission's staff or its designee, any self-regulatory organization of which it is a member, or to any State securities regulator having jurisdiction over the member, Philadelphia Financial Distribution Company, may request.

Sincerely,

Matthew Smith

Matt Smith
Chief Operating Officer
LiveOffice, Now a part of Symantec

Now a part of Symantec
LiveOffice
Your Archiving Experts

2780 Skypark Dr., Ste. 300 Torrance, CA 90505

Member Regulation
Financial and Operational Accountability
1735 K Street, N.W.
Washington D.C. 20006

February 20, 2013

The undersigned hereby undertakes to furnish promptly to the U.S. Securities and Exchange Commission ("Commission") or any regulatory body, its designees or representatives, any self-regulatory organization of which it is a member, or to any State securities regulator having jurisdiction over the member, Philadelphia Financial Distribution Company, upon reasonable request, such information as is deemed necessary by the Commission's or designee's staff, any self-regulatory organization of which it is a member, or to any State securities regulator having jurisdiction over the member, Phil to download information kept for Philadelphia Financial Distribution Company on our electronic storage media to any medium acceptable under Rule 17a-4.

Furthermore, the undersigned hereby undertakes to take reasonable steps to provide access to information of Philadelphia Financial Distribution Company contained on our electronic storage media, including, as appropriate, arrangements for the downloading of any record required to be maintained and preserved by Philadelphia Financial Distribution Company pursuant to Rules 17a-3 and 17a-4 under the Securities Exchange Act of 1934 in a format acceptable to the Commission's staff or its designee, any self-regulatory organization of which it is a member, or to any State securities regulator having jurisdiction over the member, Philadelphia Financial Distribution Company. Such arrangements will provide specifically that in the event of a failure on the part of Philadelphia Financial Distribution Company to download the record into a readable format and after reasonable notice to Philadelphia Financial Distribution Company, upon being provided with the appropriate electronic storage media, the undersigned will undertake to do so, as the Commission's staff or its designee, any self-regulatory organization of which it is a member, or to any State securities regulator having jurisdiction over the member, Philadelphia Financial Distribution Company, may request.

Sincerely,

Matt Smith
Chief Operating Officer
LiveOffice, Now a part of Symantec

info@liveoffice facsimile: 310-791-5783 phone: 800-251-3863

PHILADELPHIA FINANCIAL DISTRIBUTION COMPANY

Table of Contents

KPMG

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm

The Board of Directors
Philadelphia Financial Distribution Company:

We have audited the accompanying financial statements of Philadelphia Financial Distribution Company, which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, shareholder's equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Philadelphia Financial Distribution Company as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

KPMG

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

Philadelphia, PA
February 26, 2013

PHILADELPHIA FINANCIAL DISTRIBUTION COMPANY

Statement of Financial Condition

December 31, 2012

Assets

Cash	$	91,144
Prepaid expenses		28,400
Total assets	$	119,544

Liabilities and Shareholder's Equity

Liabilities:		
Payable to affiliates	$	11,219
Total liabilities		11,219
Shareholder's equity:		
Common stock, $25 par value; 1,000 shares authorized, issued, and outstanding		25,000
Additional paid-in capital		150,770
Accumulated deficit		(67,445)
Total shareholder's equity		108,325
Total liabilities and shareholder's equity	$	119,544

See accompanying notes to financial statements.

PHILADELPHIA FINANCIAL DISTRIBUTION COMPANY

Statement of Operations

Year ended December 31, 2012

Revenues:		
Concessions on variable insurance products	$	1,963,634
Administrative fee income		325,400
Total revenues		2,289,034
Expenses (note 2):		
Commissions on variable insurance products		1,963,634
General operating expenses		320,735
Total expenses		2,284,369
Income from operations before income taxes		4,665
Federal income tax provision		—
Net income	$	4,665

See accompanying notes to financial statements.

PHILADELPHIA FINANCIAL DISTRIBUTION COMPANY

Statement of Shareholder's Equity

Year ended December 31, 2012

		Common stock	Additional paid-in capital	Accumulated deficit	Total shareholder's equity
Balance at December 31, 2011	$	25,000	150,770	(72,110)	103,660
Net income from operations		—	—	4,665	4,665
Balance at December 31, 2012	$	25,000	150,770	(67,445)	108,325

See accompanying notes to financial statements.

PHILADELPHIA FINANCIAL DISTRIBUTION COMPANY

Statement of Cash Flows

Year ended December 31, 2012

Cash, January 1	$	103,660
Cash flows from operating activities:		
Net income		4,665
Adjustments to reconcile net income to net cash used in operating activities:		
Increase in prepaid expenses		(28,400)
Increase in payable to affiliates		11,219
Net cash used in operating activities		(12,516)
Cash, December 31	$	91,144

See accompanying notes to financial statements.

(1) Nature of Business and Summary of Significant Accounting Policies

(a) Description of Business

Philadelphia Financial Distribution Company (PFDC or the Company) is a Delaware company organized on January 26, 1995 and licensed as a securities broker/dealer on January 18, 1996. PFDC is a wholly owned subsidiary of Philadelphia Financial Group, Inc. (PFG), which, through subsidiary companies, is engaged principally in the sale of insurance products.

The Company serves as the principal underwriter for variable life insurance policies and variable annuity contracts issued by Philadelphia Financial Life Assurance Company (PFLAC), an affiliate. Effective July 13, 2012, the Company serves in the same capacity for certain variable life insurance policies and variable annuity contracts for Hartford Life Insurance Company and Hartford Life and Annuity Insurance Company (Hartford). These particular policies and contracts issued by Hartford are administered by Philadelphia Financial Administration Services Company (PFAS), an affiliate of the Company.

All revenues of the Company are earned from PFLAC and PFAS in the form of concession income and administrative fees. For operational purposes, PFLAC pays the commissions on behalf of the Company. As a consequence, the concession income and corresponding commission expenses are presented on a gross basis in the statement of operations.

The Company provides certain administrative services to PFLAC and PFAS, for which it receives an administrative fee. The Company reimburses PFLAC and PFAS at cost for services and facilities provided to the Company for conduct of its operations.

The Company does not hold customer accounts.

(b) Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). The single-year presentation is in accordance with Securities and Exchange Commission (SEC) Rule 17a-5.

(c) Cash

Cash consists of short-term deposits placed with a financial institution.

(d) Income Taxes

The Company files a consolidated tax return with PFG and another affiliate.

The Company and PFG are parties to a tax-sharing agreement. Pursuant to the terms of the agreement, the Company will be reimbursed for net operating losses generated by the Company and utilized in the consolidated federal tax return. The Company generated a net operating loss of $30,000 in 2000. If unused, the loss will expire in 2020. A deferred tax asset of $10,200 resulting from this net loss incurred had been established. In past years, the deferred tax asset was supported by available prudent and feasible tax planning strategies. Due to circumstances arising in 2008, management had concluded that those available strategies were no longer prudent and established a

valuation allowance in the amount of $10,200. During 2012, the Company generated taxable income of $4,665, resulting in a current income tax liability of $1,633. The net operating loss carryforward was utilized to reduce this current liability to zero. In conjunction, the valuation allowance was reduced by $1,633. Management continues to believe that the remaining valuation allowance of $8,567 should be maintained.

As required, the Company assesses the need to recognize a liability related to uncertain tax positions. As of December 31, 2012, the Company has not identified any significant uncertain tax positions. If interest or penalty is determined to be necessary, these amounts would be recognized with the income tax provision.

(e) Revenue Recognition

Variable product concession income and administrative fees are recorded when earned.

(f) Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Intercompany Transactions

Prior to July 1, 2012, the Company had an expense agreement with its affiliate, PFLAC, which was effective June 23, 2010. Under the terms of the agreement, PFLAC agreed to pay all expenses of the Company, which included general and administrative expenses such as state filing and registration fees, licensing fees, FINRA membership and assessment fees, CRD account replenishment, statutory representation costs, corporate liability insurance coverage, miscellaneous costs, and corporate taxes (i.e., income, franchise, and privilege). The Company was not obligated, directly or indirectly, to reimburse or otherwise compensate any party for paying expenses related to the conduct of the Company's business. The Company paid an administrative expense to PFLAC in an amount equal to the revenues in excess of the expenses of the Company. To the extent that the Company's expenses exceeded the Company's revenue, the Company had no obligation to reimburse PFLAC for the difference. The Company incurred $239,111 in expenses for the year ended December 31, 2012, of which it paid $0 to PFLAC, in accordance with the expense agreement. These expenses are not reflected in the accompanying financial statements. In accordance with Financial Industry Regulatory Authority (FINRA) Notice to Members 03-063, these expenses are not included in the Company's computation of net capital. This expense agreement was terminated on July 1, 2012.

Effective July 1, 2012, the Company entered into an operational agreement with PFLAC and PFAS. Under the terms of the agreement, the Company agreed to reimburse PFLAC and PFAS at cost for services and facilities provided by PFLAC and PFAS to the Company. Additionally, the Company will reimburse PFLAC and PFAS for any direct expenses incurred by the Company but paid by PFLAC and PFAS. During 2012, the Company reimbursed PFLAC and PFAS for services and facilities costs of $142,410 and $133,100, respectively. Under the terms of the agreement, PFLAC and PFAS will pay an administrative fee to the Company as compensation for services provided by the Company to PFLAC and PFAS. During 2012, the Company received administrative fees from PFLAC and PFAS of $169,200 and $156,200, respectively.

(3) Regulatory Matters

Net Capital Requirement

The Company is a limited securities broker/dealer with FINRA and is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1.) Rule 15c3-1 requires maintenance of minimum net capital. Because the Company holds no customer accounts, the rule requires the Company to maintain net capital of no less than $5,000. As of December 31, 2012, the Company had net capital, as defined, of $79,925.

(4) Exemption from Reserve Requirements

Under SEC Rule 15c3-3(k)(1)(i), the Company is exempt from a requirement to maintain reserves for the exclusive benefit of its customers. As of December 31, 2012, the Company was in compliance with the conditions of this exemption.

(5) Commitments and Contingencies

The Company is involved in various legal proceedings, litigation, and threatened litigation arising in the ordinary course of business. In the opinion of management, based on current information, future developments involving the ultimate disposition of threatened litigation will not have a material effect on the financial position of the Company.

(6) Subsequent Events

The Company has evaluated subsequent events through February 26, 2013, the date the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

PHILADELPHIA FINANCIAL DISTRIBUTION COMPANY

Computation of Net Capital and Aggregate
Indebtedness under Rule 15c3-1 of the
Securities Exchange Act of 1934

December 31, 2012

Computation of net capital:		
Total stockholder's equity from statement of financial condition	$	108,325
Deduct stockholder's equity not allowable for net capital		—
Total stockholder's equity qualified for net capital		108,325
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of capital		—
Other (deductions) or allowable credits		—
Total capital and allowable subordinated liabilities		108,325
Deductions and/or charges:		
Nonallowable assets:		
Prepaid expenses		28,400
Total deductions and/or charges		28,400
Net capital before haircuts on securities		79,925
Haircuts on securities (pursuant to Rule 15c3-1(f))		—
Net capital	$	79,925
Aggregate indebtedness:		
Items included in statement of financial condition:		
Payable to affiliates	$	11,219
Items not included in statement of financial condition		—
Total aggregate indebtedness	$	11,219
Computation of basic net capital requirement:		
Minimum net capital required (based upon aggregate indebtedness)	$	748
Minimum dollar requirement		5,000
Net capital requirement		5,000
Excess net capital		74,925
Ratio aggregate indebtedness to net capital		0.14%

Reconciliation with Company's Computation of Net Capital on Form X-17A-5 as of December 31, 2012

There are no differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared and included in the Company's unaudited Part II FOCUS Report filing as of the same date.

PHILADELPHIA FINANCIAL DISTRIBUTION COMPANY

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the
Securities Exchange Act of 1934

December 31, 2012

The Company claims an exemption from Rule 15c3-3 under Section (k) (1).

PHILADELPHIA FINANCIAL DISTRIBUTION COMPANY

Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the
Securities Exchange Act of 1934

December 31, 2012

The Company claims an exemption from Rule 15c3-3 under Section (k) (1).

KPMG

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors
Philadelphia Financial Distribution Company:

In planning and performing our audit of the financial statements of Philadelphia Financial Distribution Company (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2013